                        PROSPECTUS DATED OCTOBER 8, 1997



PROSPECTUS

                                 291,250 SHARES

                              ELTRAX SYSTEMS, INC.

                                  COMMON STOCK


     This Prospectus relates to 291,250 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation (the "Company"). The Shares are held by, or may be issued in the future to, certain shareholders and warrant holders (collectively, the "Selling Shareholders"). See "Selling Shareholders."

     The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. Other than any commissions or discounts paid or allowed by the Selling Shareholders to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by the Company.

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in the over-the-counter market transactions (which may include block transactions) on the NASDAQ SmallCap Market System at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "ELTX". On September 30, 1997, the last reported sale price of the Common Stock on the NASDAQ SmallCap Market System was $6.125 per share.

                SEE "RISK FACTORS" ON PAGE 4 FOR CERTAIN FACTORS
                    RELATING TO AN INVESTMENT IN THE SHARES.

                       ----------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                       ----------------------------------

                 The date of this Prospectus is October 8, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The Web site address is http://www.sec.gov. The Company files electronically. In addition, the Company's Common Stock is listed on the NASDAQ SmallCap Market System and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act" or "Securities Act of 1933"), with respect to the Shares offered hereby. This Prospectus does not contain portions of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference.

     1. The Company's Transition Report on Form 10-KSB for the nine-month period ended December 31, 1996, filed with the Commission on March 31, 1997.

     2. The Company's current report on Form 8-K dated January 31, 1997 and filed with the Commission on February 12, 1997.

     3. The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, filed with the Commission on May 14, 1997.

     4. The Company's current report on Form 8-K dated May 15, 1997 and filed with the Commission on June 11, 1997.

     5. The Company's current report on Form 8-K dated July 1, 1997 and filed with the Commission on August 1, 1997.

     6. The Company's current report on Form 8-K dated July 21, 1997 and filed with the Commission on July 31, 1997.

     7. The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, filed with the Commission on August 14, 1997.

     8. The Company's current report on Form 8-K dated August 15, 1997 and filed with the Commission on September 2, 1997.

     9. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-22190).

     All documents filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Shares to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Shares or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be addressed to Nicholas J. Pyett, the Company's Chief Financial Officer, at 2000 Town Center, Suite 690, Southfield, MI 48075, telephone number (248) 358-1699.

     AS USED HEREIN, THE TERM "COMPANY" INCLUDES ELTRAX SYSTEMS, INC., A MINNESOTA CORPORATION, AND ONE OR MORE OF ITS SUBSIDIARIES.

                                   THE COMPANY

     Eltrax Systems, Inc. (the "Company" or "Eltrax"), through its wholly owned subsidiaries, Atlantic Network Systems, Inc. ("ANS"), EJG Techline, Incorporated ("Techline"), Hi-Tech Connections, Inc. ("Hi-Tech"), and Four Corners Technology, Inc. ("Four Corners"), is a value-added reseller of data communications networking products and services. Eltrax designs and installs, and in some cases maintains, wide-area-networking systems for end-user corporate and government customers, and is a distributor of data communications equipment to other value-added resellers. The Company's products and services include data communications equipment used in remote access and enterprise-wide communications networks and the installation and maintenance of that equipment.

     The Company has announced and is currently in the process of implementing a strategic plan to provide network management services to enterprise-wide network customers on a nationwide process. The Company intends to begin offering these services on October 1, 1997 to its existing customer base through its existing sales and distribution channels.

     The Company headquarters is located at 2000 Town Center, Suite 690, Southfield, MI 48075, and its telephone number is (248) 358-1699. The Company maintains a worldwide web address at www.eltrax.com.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below.

     HISTORY OF LOSSES; UNCERTAIN PROFITABILITY PROSPECTS. The Company has a history of net losses. As of June 30, 1997, the Company had an accumulated deficit of approximately $12,000,000. The ability of the Company to achieve profitability will depend upon several factors, including: the efficient consolidation of the recently acquired businesses and of future acquisitions; the ability to achieve sufficient levels of product sales and profit margins and network management services sales and profit margins; and the ability to control operating costs and other expenses. There can be no assurance that the Company will achieve profitability during the current fiscal year or at any time in the near future.

     INTEGRATION OF ACQUISITIONS; MANAGEMENT OF EXPANDING OPERATIONS. During the last 18 months, the Company has merged with or acquired six network products and services companies, and its annual revenue run rate has increased from just over $1 million to the current annual revenue run rate of over $50 million. The Company intends to continue its rapid growth through future acquisitions and through internal growth. This rapid growth has placed, and will continue to place, a significant strain on the Company's administrative, operational, and financial resources and on the Company's systems and controls. Management has expended, and expects to continue to expend, significant time and effort in integrating the operations of its acquisitions into the Company.

     There can be no assurance that the Company's current systems, procedures and controls will be adequate to support the Company's operations as they expand. Any future growth will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. If the Company is unable to manage growth effectively, customer confidence could erode and demand for the Company's products and services could deteriorate, which could materially and adversely affect the Company's business and operating results.

     FUTURE ACQUISITIONS. The Company continues to pursue acquisitions of complementary businesses. Future acquisitions by the Company could result in additional debt and amortization expenses that may adversely affect the Company's balance sheet and profitability. Acquisitions also involve numerous other risks, including difficulties in integrating the operations of new businesses into the Company, the potential loss of key employees of the acquired business, and the risk that acquisitions do not continue to perform at their historical levels. No assurance can be given as to the effect of any future acquisition on the Company's business or operating results.

     NETWORK MANAGEMENT SERVICES. The Company intends to begin offering network management services on a nationwide basis in the fourth quarter of this year. This effort is part of the Company's long-term strategic plan, and is essentially a new line of business for the Company. This effort will require significant capital expenditures and expenditures for management, sales, and marketing personnel, and technical resources. The success of this new line of business depends principally upon the Company's ability to successfully develop and deliver network management service products and the market's acceptance of these products. While the Company believes that these investments will yield a return in the near future, there can be no assurance of this result.

     DEPENDENCE ON SENIOR MANAGEMENT AND KEY EMPLOYEES. The Company is dependent upon the performance of its executive officers and other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company. The Company's future success will also depend in part upon its ability to attract and retain highly skilled and qualified technical, managerial and marketing personnel. Competition for such personnel in the data communications industry is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of any of the Company's key management or the inability to hire or retain qualified personnel could have a material adverse effect on the Company.

     DEPENDENCE UPON CERTAIN MANUFACTURERS. The Company currently purchases equipment directly from certain manufacturers including Adtran, Ascend, Cisco, Micom, 3Com, and Motorola. There can be no assurance that these relationships will continue or that the discounts received from such manufacturers will be maintained.

     COMPETITION. Competition in the data communications industry is intense and is expected to increase. Competition on the Company's current product lines is primarily from local or regional system integrators or equipment resellers. To some extent, the Company competes with large, national organizations such as IBM, EDS, AT&T, Ingram Micro, and Tech Data. Some of the Company's competitors have longer operating histories and significantly greater financial, technical, research, marketing, sales, distribution and other resources, as well as greater name recognition and a larger customer base, than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. The Company expects increased competition in the future, which could result in significant price competition, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance what the effect of increased competition will be on the Company in the future.

     NORDATA PROBLEMS. Due to significant operational problems and losses which occurred at the Company's Nordata, Inc. subsidiary ("Nordata"), substantially all of the Nordata back-office and inventory functions were consolidated at the Company's East Coast offices and warehouse in Raleigh, North Carolina during the second quarter of this year. Mr. Howard Norton, who sold Nordata to the Company in 1996, and served as its president after the acquisition, was relieved of all of his responsibilities in May 1997, and the responsibility for all sales activities has been consolidated under the Company's National Sales Director. The operational problems at Nordata and the consolidation of operations in North Carolina have caused significant disruption and have had a significant negative impact on West Coast sales and morale. There can be no assurance that the consolidation of operations and sales responsibilities will solve these problems.

     WRITE-DOWN OF NORDATA GOODWILL. During the second quarter of 1997, the Company determined that there was a permanent impairment in the fair value of the goodwill recorded in connection with the Nordata purchase in May 1996. During the second quarter of 1997, the Company made an initial determination that $2,458,000 of the remaining Nordata goodwill should be written off. It is possible that additional amounts of such goodwill may be written off in the future. No prediction can be made regarding the effect any future write-down will have on the market price of the Company's common stock.

     NORTON LITIGATION. Mr. Norton had a five-year employment agreement with the Company, commencing May 17, 1996, at $175,000 per year, and the Company terminated his employment in July 1997. Mr. Norton and Ms. Ruby Norton initiated legal proceedings against the Company in response to the Company's termination of Mr. Norton's employment. Mr. Norton is suing for money damages and other relief under his employment agreement. Mr. Norton and Ms. Norton seek an order requiring the Company to file a registration statement, under the Securities Act of 1933, covering all shares of the Company's common stock held by them. If Mr. Norton is successful in his damage claims against the Company, that result will have an adverse effect on the Company's profitability. The Company has not established any reserve related to this litigation. Although the litigation is in the early stages, management believes that the risk of any material loss is remote.

     Mr. and Ms. Norton hold approximately 520,000 shares of the Company's common stock or approximately 6% of the number of shares outstanding. If Mr. Norton and Ms. Norton succeed in requiring the Company to register their shares, then the sale of such shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the Company's common stock.

     Mr. Norton's employment agreement provides that he is prohibited from participating in any business that competes with the Company for a period of two
(2) years following termination of his employment. It is possible that Mr. Norton may take the position that this non-compete covenant is unenforceable due to the Company's termination of his employment. While the Company believes that its termination of Mr. Norton was justified and that Mr. Norton's non-compete covenant remains enforceable, it is possible that the non-compete covenant may be held to be unenforceable. In this event, Mr. Norton may compete with the Company, and such competition could have an adverse effect on the Company's sales and income.

     Management believes that Mr. Norton's claims against the Company are without merit, and the Company is vigorously contesting Mr. Norton's claims. However, there can be no assurance that the Company will prevail in this litigation.

     UNCERTAINTY OF MARKET ACCEPTANCE. Many of the Company's products and services are based on new or improved technology that has not previously been available. The Company's marketing strategy will have to overcome the difficulties inherent in the introduction of new or improved technology to the communications industry. Market acceptance of the Company's products and services will depend in large part on the ability of the Company and its sales personnel to demonstrate to customers the technical capabilities of the Company's products and services. There can be no assurance that the Company's products and services will be accepted in the market in preference to competing products and services presently available or products and services that may be developed in the future. Lack of market acceptance of the Company's products and services would adversely effect the Company's performance.

     GENERAL ECONOMIC CONDITIONS. Demand for the Company's products and services depends, in large part, on the overall demand for communications and networking products, which may be effected by industry capital spending levels and general economic conditions, including interest rate fluctuations, economic recessions and customer business cycles. There can be no assurance that the Company will not experience a decline in demand for its products and services due to general economic conditions. Any such decline could have an adverse effect on the Company's business, operating results and financial condition.

     ADVERSE EFFECT ON PRICE OF SHARES AVAILABLE FOR FUTURE SALE. Sales of a substantial number of shares of the Company's common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the shares. The Company's officers and directors and former shareholders of the Company's subsidiaries hold approximately 4.1 million shares of common stock and warrants to purchase approximately 850,000 shares of the common stock. These shares may be sold pursuant to registration rights granted to the holders thereof in certain instances or pursuant to Rule 144 promulgated by the Commission pursuant to the Securities Act of 1933. In addition, Howard Norton and Ruby Norton have indicated that they intend to sell all of their approximately 520,000 remaining shares of the Company's common stock pursuant to Rule 144, subject, however, to the limitation that they may not sell more than 90,000 shares per month. No prediction can be made regarding the effect that future sales will have on the market price of the Company's common stock.

     LACK OF DIVIDENDS. The Company has not paid dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain any earnings to finance the development of its business. There can be no assurance that the Company will ever pay cash dividends.

                              SELLING SHAREHOLDERS

     Each of the Selling Shareholders is a holder of shares of Common Stock or stock warrants pursuant to which shares of Common Stock may be acquired. The following table sets forth certain information regarding the Selling Shareholders and the shares of Common Stock beneficially owned by each of them:

                                                                       Shares Beneficially
                                                                           Owned After
                           Shares of Common                               Completion of
                          Stock Beneficially       Number of           the Offering (2)(3)
                          Owned Prior to the        Shares             ------------------
 Selling Shareholder         Offering (1)        Being Offered     Number              Percent
 -------------------         ------------        -------------     ------              -------
 Dennis Hanish                2,700 (4)               2,700              0                 (7)
 Wayne Mills                  5,000 (4)               5,000              0                 (7)
 John Ryden                   2,700 (4)               2,700              0                 (7)
 Richard B. Heise            62,300 (4)              62,300              0                 (7)

                                                                       Shares Beneficially
                                                                           Owned After
                           Shares of Common                               Completion of
                          Stock Beneficially       Number of           the Offering (2)(3)
                          Owned Prior to the        Shares             ------------------
 Selling Shareholder         Offering (1)        Being Offered     Number              Percent
 -------------------         ------------        -------------     ------              -------
 John E. Feltl                 62,300 (4)            62,300                0               (7)
 Walter C. Lovett             442,113 (5)            21,250       382,500 (5)              4.6%
 Douglas L. Roberson          442,113 (5)            30,000       412,113 (5)              4.9%
 B. Taylor Koonce             143,533 (6)            10,000       133,533 (5)              1.6%
 Edward J. Gorlitz, Jr.
 and Kathleen M. Gorlitz      138,000                30,000       108,000                  1.3%
 Colin E. Quinn and
 Diane C. Quinn                92,000                20,000        72,000                  (7)
 Ross Crossland
 Weston & Co.                  20,000                20,000             0                  (7)
 Mag-Tek, Inc.                 25,000                25,000             0                  (7)
                            ---------               -------     ---------                ------
        TOTAL               1,437,759               291,250     1,146,509                13.77%


(1) Based upon questionnaires received from each Selling Shareholder, or a representative of the Selling Shareholder, in connection with the preparation of the Registration Statement on Form S-3, of which this Prospectus is a part, showing beneficial ownership as of August 15, 1997. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percentage owned by such person or group.

(2) Assumes that all Shares being offered and registered hereunder are sold, although no Selling Shareholder is obligated to sell any Shares.

(3) Based upon 8,323,126 shares of Common Stock outstanding as of August 21, 1997 (8,173,126 shares as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 plus 150,000 shares issued in the Hi-Tech merger).

(4) Consists solely of shares of Common Stock which may be acquired pursuant to warrants exercisable within sixty days of September 12, 1997.

(5) Includes 38,363 shares of Common Stock which may acquired pursuant to warrants exercisable within sixty days of September 12, 1997.

(6) Includes 13,533 shares of Common Stock which may acquired pursuant to warrants exercisable within sixty days of September 12, 1997.

(7)  Less than one percent (1%).

     Based upon questionnaires received from each Selling Shareholder, set forth below are the various relationships between each of the Selling Shareholders and the Company that existed during the past three (3) years:

     WALTER C. LOVETT - Mr. Lovett is the Vice President and Treasurer of Atlantic Network Systems, Inc., a wholly-owned subsidiary of the Company. Mr. Lovett was a principal shareholder of Atlantic Network Systems, Inc. prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Mr. Lovett were obtained by him pursuant to such merger.

     DOUGLAS L. ROBERSON - Mr. Roberson is the President of Atlantic Network Systems, Inc. Mr. Roberson was a principal shareholder of Atlantic Network Systems, Inc. prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Mr. Roberson were obtained by him pursuant to such merger.

     B. TAYLOR KOONCE - Mr. Koonce is a sales manager of ANS.

     EDWARD J. GORLITZ, JR. - Mr. Gorlitz is the President of EJG Techline, Incorporated, a wholly-owned subsidiary of the Company. Mr. Gorlitz was a principal shareholder of EJG Techline, Incorporated prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Mr. Gorlitz were obtained by him pursuant to such merger.

     KATHLEEN M. GORLITZ - Ms. Gorlitz is an office manager of EJG Techline, Incorporated. Ms. Gorlitz was a principal shareholder of EJG Techline, Incorporated prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Ms. Gorlitz were obtained by her pursuant to such merger.

     COLIN E. QUINN - Mr. Quinn is an employee of EJG Techline, Incorporated. Mr. Quinn was a principal shareholder of EJG Techline, Incorporated prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Mr. Quinn were obtained by him pursuant to such merger.

     DIANE C. QUINN - Ms. Quinn was a principal shareholder of EJG Techline, Incorporated prior to its acquisition by the Company pursuant to a merger. The Shares included in this offering that are being offered by Ms. Quinn were obtained by her pursuant to such merger.

     ROSS CROSSLAND WESTON & CO. - Ross Crossland Weston & Co. served as the investment advisor to the Hi-Tech shareholders with respect to the Hi-Tech merger with the Company. The Shares included in this offering that are being offered by Ross Crossland Weston & Co. were obtained by it for such services.

     MAG-TEK, INC. - Mag-Tek, Inc. sold products to the Company that were used in the Company's discontinued historical medical administrative data card business.

     Except as specifically set forth above, none of the Selling Shareholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds of any sale by the Selling Shareholders.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold by the Selling Shareholders or, subject to applicable law, by pledgees, donees, transferees or other successors in interest (collectively with the Selling Shareholders, the "Sellers") acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

     The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

     A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

     Other than any commissions or discounts paid or allowed by the Sellers to underwriters, dealers, brokers or agents, all expenses incurred in connection with this offering are being borne by the Company.

     Pursuant to the registration rights granted to the Selling Shareholders in connection with the issuance of stock warrants or Common Stock to the Selling Shareholders, the Company has agreed to indemnify the Selling Shareholders and any person who controls a Selling Shareholder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Jaffe, Raitt, Heuer & Weiss, Professional Corporation, Detroit, Michigan.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and March 31, 1996, and for the nine months ended December 31, 1996 and the year ended March 31, 1996 included in the Company's Transition Report on Form 10-KSB for the nine months ended December 31, 1996 and incorporated by reference herein, have been audited by Coopers & Lybrand L.L.P., independent accountants, to the extent and for the periods indicated in their reports and have been incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.

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     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus in connection with any offering to be made by the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                                TABLE OF CONTENTS

                                   PROSPECTUS

                                                                            PAGE
                                                                            ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

Incorporation of Certain Documents
       by Reference. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7




                                 291,250 SHARES





                              ELTRAX SYSTEMS, INC.





                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS


                                 --------------




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                                                                 OCTOBER 8, 1997